Number 82-4458 (12g3-2(b))

IRKUTSK JOINT-STOCK COMPANY OF ENERGETICS AND ELECTRIFICATION

(JSC Irkutskenergo)

Sukhe-Bator str. 3, Irkutsk city, 664000, Russia

02.07.2003 № 097/7776

На № ____________ от ____________

The U.S. Securities and Exchange Commission

Office [redacted]rate

Finan

450 F

03032122

Mail top 3-9

Washington. D.C. 20549

U.S.A.

Re: Exemption No.: 82-4458 (12g3-2(b))

PROCESSED SEP 26 2003 THOMSON FINANCIAL

SUPPL

03 SEP 17 AM 7:21

Dear Sir or Madam:

In connection Company's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), please find enclosed JSC Irkutskenergo financial reports and financial results for the full year of 2002 and 3 months of 2003.

The Bank of New York acts as Depositary Bank for the above referenced company under the Form-6 registration statement number: 333-6050 which was declared effective by the SEC on May 5, 1996.

Sincerely,

General director of JSC Irkutskenergo — Vladimir V. Kolmogorov

dlw 9/22

Number 82-4458 (12g3-2(b))

IRKUTSK JOINT-STOCK COMPANY OF ENERGETICS AND ELECTRIFICATION «*IRKUTSKENERGO*»
3 Sukhe-Bator Street, Irkutsk, 664000, Russia

FINANCIAL REPORT
for the 3 months of 2003 (in thousands of Rubles)

Balance Sheet, for the 3 months of 2003 year
(in thousands of Rubles)

ASSETS	January, 1 2003	March, 31 2003
Intangible Assets	11	10
Property, Plants & Equipment	32170215	31929651
Capital investments in progress	1565529	1516437
Long-Term Investments	151758	176487
Inventories	1334956	878731
Value-added tax	378669	253523
Accounts Receivable	5429710	5655805
Short-Term Investments	351338	602870
Cash	235691	367657
TOTAL ASSETS	41617877	41381171
LIABILITIES		
Capital Stock	4766808	4766808
Additional Capital Paid-in	29542181	29545481
Reserve funds	1191702	1191702
Target Financial Flows	22974	22168
Retained Earnings	1943919	2224528
Long-Term Debt	220016	213038
Short-Term Debt	1179541	936925
Accounts Payable	2721129	2451483
Consumption funds		
Future terms incomes	29607	29038
Reserve of forthcoming expenditures and payments	0	0
TOTAL LIABILITIES	41617877	41381171

General director of JSC «Irkutskenergo» ________ **Vladimir V. Kolmogorov**

Chief accountant of JSC «Irkutskenergo» ________ **Gennadiy M. Tolstykh**

ОАО "Иркутскэнерго"

Number 82-4458 (12g3-2(b))

IRKUTSK JOINT-STOCK COMPANY OF ENERGETICS AND ELECTRIFICATION «*IRKUTSKENERGO*»
3 Sukhe-Bator Street, Irkutsk, 664000, Russia

FINANCIAL RESULTS
for the 3 months of 2003
(in thousands of Rubles)

INDEX	3 months of 2003 in thousands of Rubles
1. Income before taxes	412902
2. Profit utilization:	
Profit tax	58848

General director of JSC «Irkutskenergo» ____________ **Vladimir V. Kolmogorov**

Chief accountant of JSC «Irkutskenergo» ____________ **Gennadiy M. Tolstykh**

Number 82-4458 (12g3-2(b))

IRKUTSK JOINT-STOCK COMPANY OF ENERGETICS AND ELECTRIFICATION «*IRKUTSKENERGO*»
3 Sukhe-Bator Street, Irkutsk, 664000, Russia

FINANCIAL REPORT
for the 2002 (in thousands of Rubles)

Balance Sheet, for the 2002 year
(in thousands of Rubles)

ASSETS	January, 1 2002	December, 31 2002
Intangible Assets	195	11
Property, Plants & Equipment	27837039	27518363
Capital investments in progress	1482049	1565529
Long-Term Investments	506626	151758
Inventories	924539	1334938
Value-added tax	175681	378669
Accounts Receivable	5791047	5429716
Short-Term Investments	127985	351338
Cash	28809	235685
TOTAL ASSETS	36873970	36966007
LIABILITIES		
Capital Stock	4766808	4766808
Additional Capital Paid-in	25464348	24890311
Reserve funds	1191702	1191702
Target Financial Flows	23796	22974
Retained Earnings	2235563	1943919
Long-Term Debt	45243	220016
Short-Term Debt	616801	1179541
Accounts Payable	2501895	2721129
Consumption funds		
Future terms incomes	27808	29607
Reserve of forthcoming expenditures and payments	6	0
TOTAL LIABILITIES	36873970	36966007

General director of
JSC «Irkutskenergo» ____________ **Vladimir V. Kolmogorov**

Chief accountant of
JSC «Irkutskenergo» ____________ **Gennadiy M. Tolstykh**

Number 82-4458 (12g3-2(b))

IRKUTSK JOINT-STOCK COMPANY OF ENERGETICS AND ELECTRIFICATION «*IRKUTSKENERGO*»
3 Sukhe-Bator Street, Irkutsk, 664000, Russia

FINANCIAL RESULTS
for the 2002 year
(in thousands of Rubles)

INDEX	The 2002 in thousands of Rubles
1. Income before taxes	193360
2. Profit utilization:	
Profit tax	0

General director of JSC «Irkutskenergo» ____________ **Vladimir V. Kolmogorov**

Chief accountant of JSC «Irkutskenergo» ____________ **Gennadiy M. Tolstykh**

ОАО "Иркутскэнерго"